Exhibit 4.6

HUTCHMED (CHINA) LIMITED

(incorporated in the Cayman Islands with limited liability)

RULES OF THE SHARE OPTION SCHEME

(Adopted on 12 May 2026)

WARNING: The contents of the Scheme and the documents referred to in it have not been reviewed by any regulatory authority in Hong Kong or elsewhere. You are advised to exercise caution in relation to the offer of Options under the Scheme. If you are in any doubt about any of the contents of the Scheme, you should obtain independent professional advice.

	6.3	Lapse on termination for cause	13
	6.4	Lapse on Cessation of Employment for any other reason	13
	6.5	Lapse on a General Offer	13
	6.6	Lapse on Winding-up	14
	6.7	Lapse in Other Circumstances	14
	6.8	Cancellation of Options	14
7	Shares		14
	7.1	Issue of Shares	14
	7.2	Rights	15
	7.3	Consents	15
	7.4	Articles of Association	15
8	Maximum Number of Shares Subject to the Scheme		15
	8.1	Scheme Limit	15
	8.2	Refreshing the Scheme Limit	15
	8.3	Exceeding the Scheme Limit	16
	8.4	Individual Limit	16
9	Restrictions on Grants		17
	9.1	Restriction on Grants to Individuals	17
	9.2	Restriction on the Time of Grant of Options	17
10	Reorganisation of Capital Structure		18
	10.1	Adjustments	18
	10.2	Adjustment of Limits	18
	10.3	Conditions Governing Adjustment	18
	10.4	Capacity of Auditors or Independent Financial Advisers	18
	10.5	Notification of Adjustment	19
	10.6	No limitation on power of Company	19

11	Clawback		19
12	Amendment		19
	12.1	Amendments to the Scheme	19
	12.2	Amendments to Terms of Options	20
	12.3	Authority of the Board	21
13	Termination and Suspension		21
	13.1	Termination by Board	21
	13.2	Automatic Termination	21
	13.3	Termination by the Shareholders	22
	13.4	Suspension	22
14	Disputes		22
15	General		22
	15.1	Notices	22
	15.2	Availability of Shares	23
	15.3	Administration	23
	15.4	Terms of Employment	24
	15.5	Warning	25
	15.6	Replacement Option Certificates	26
	15.7	Withholding	26
	15.8	General Notices	26
	15.9	Taxation	26
	15.10	Costs	26
	15.11	Validity	26
	15.12	Approval of Holding Company	26

16	Data Protection	27

17	Governing Law	27

HUTCHMED (CHINA) LIMITED

(incorporated in the Cayman Islands with limited liability)

RULES OF THE SHARE OPTION SCHEME

Purpose

The purpose of the Scheme is to provide the Company with a flexible means of either retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to Eligible Persons or such other purposes as the Board may approve from time to time, subject to any necessary consent or approval being obtained from shareholders or Independent Non-Executive Directors of the Company (or, where applicable, the shareholders or Independent Non-Executive Directors of the Listed Parent(s), if any, of the Company) or the SEHK or any other Stock Exchange or any other relevant regulatory body, where such consent or approval is required by the Company’s memorandum and articles of association or any applicable law or regulatory requirement (including, for the avoidance of doubt, Chapter 17 of the Listing Rules). The Scheme may, at the discretion of the Board, be used in conjunction with any cash based compensation, incentive compensation or bonus plan.

1              Meanings of Words Used

1.1          Defined Terms

In these Rules:

“Adoption Date” means the later of:

(i)	the date that the Scheme is adopted by ordinary resolution of the Shareholders in accordance with its Articles of Association; and

(ii)	(if applicable) the date that the Scheme is approved by the shareholders of the Listed Parent(s) in general meeting;

“Applicable Employee” means any Eligible Employee who:

(i)	together with that Eligible Employee’s family (being his or her spouse and any children under the age of 18 years), has a direct or indirect interest in 0.5% or more of a class of the Company’s Shares that have been admitted to trading on a Stock Exchange; or

(ii)	is likely to be in possession of unpublished price sensitive information in relation to the Company because of his or her employment with the Member of the Group;

“Associate” has the meaning given in the Listing Rules;

“Auditors” means the auditors of the Company from time to time;

“Balance Option Certificate” means the certificate issued to an Option Holder in accordance with Rule 5.3;

“Board” means the board of Directors of the Company (and, where appropriate, includes any committee or delegate of the Board appointed by the Board to perform any of its functions including, for the avoidance of doubt, the Remuneration Committee);

“Business Day” means any day on which clearing banks are open for business in Hong Kong (not being a Saturday or Sunday and being deemed to commence at 9:00 am and finish at 5:00 pm);

“Close Associate” has the meaning given in the Listing Rules;

“Company” means HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability;

“Companies (WUMP) Ordinance” means the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended and restated from time to time;

“Connected Person” has the meaning given in the Listing Rules;

“Contract” means, in relation to an employee or Director, his or her contract of employment or service contract with his or her Employer (as amended from time to time), whether or not such Contract is written or oral and comprised in one or more documents;

“Dealing Day” means a day on which the SEHK is open for the business of dealing in securities;

“Director” means a director of any Member of the Group;

“Eligible Employee” means an employee or Director holding salaried office or employment under a Contract with a Member of the Group;

“Eligible Person” means any person who is (or will be on and following the Offer Date) either:

(i)	an Eligible Employee; or

(ii)	a non-executive Director (excluding any Independent Non-Executive Directors),

who is notified by the Board that he or she is an Eligible Person;

“Employer” means, in relation to an Eligible Employee, the Member of the Group which employs or has appointed him or her under his or her Contract;

“Exercise Price” means in respect of any Option, the Market Value of the Shares as at the Offer Date. The Exercise Price may be adjusted in accordance with Rule 10;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Non-Executive Director” means, in relation to any company, a person who is an independent non-executive director of that company within the meaning of the Listing Rules (or, where applicable, the listing rules of the relevant Stock Exchange);

“Listed Parent(s)” means any holding companies (as defined under the Listing Rules) of the Company from time to time, whose shares are listed on a Stock Exchange;

“Listing Rules” means the Rules Governing the Listing of Securities on the SEHK as amended from time to time;

“Market Value” on any particular day means the highest of:

(i)	the average of the closing prices on the five Dealing Days immediately preceding the Offer Date;

(ii)	the closing price of the Shares as stated on the SEHK’s daily quotations sheet of the Shares on the Offer Date; and

(iii)	the nominal value of each Share.

“Member of the Group” means:

(i)	the Company; and

(ii)	any holding company, fellow subsidiaries or associated companies of the Company (as defined in the Companies (WUMP) Ordinance);

“Model Code” means the Model Code for Securities Transactions by Directors of Listed Issuers, which forms part of the Listing Rules;

“New Approval Date” is as defined in Rule 8.2;

“Offer Date” means, in relation to an Option, the date on which an Eligible Person is offered such Option pursuant to Rule 3.1 which must be a Business Day;

“Option” means a right granted under the Scheme to subscribe for Shares in accordance with the Scheme;

“Option Certificate” means, if issued, an Option Certificate issued by the Company in accordance with Rule 3.2.4 in such form as the Board may determine, and setting out the number of Shares included in the Options, the Exercise Price, Option Period, vesting condition of the Options (if applicable) and any other terms of the Option (as referred to in Rule 3.3). For the avoidance of doubt, the Company may instead issue a grant letter, which constitutes an Option Offer, setting out the terms of the Option and which shall serve as formal documentation of the grant;

“Option Holder” means a person holding an Option (and, where relevant, includes his/her personal representatives);

“Option Offer” means the offer of the grant of an Option made by the Company pursuant to Rule 3.2;

“Option Period” means, in relation to an Option, the period (which is notified at the Offer Date and as set out in the Option Certificate) during which the Option may be exercised, such period not to exceed the period of 10 years from the Offer Date of such Option;

“Other Scheme” means any other share incentive scheme of the Company (excluding any scheme that has expired or has been terminated) under which Share Grants are made by the Company or any of its subsidiaries in accordance with Chapter 17 of the Listing Rules;

“Performance Conditions” means any conditions imposed by the Board to be satisfied as a pre-condition to the exercise of an Option in accordance with Rule 3.3.1;

“Remuneration Committee” means the duly constituted remuneration committee of the Board or, before the establishment of a remuneration committee, any duly appointed committee of the Board set up for the purpose of administering the Scheme;

“Rules” means these rules as amended from time to time;

“Scheme” means the share option scheme of the Company known as “HUTCHMED (China) Limited Share Option Scheme” constituted and governed by these Rules and as may be amended from time to time;

“Scheme Limit” is defined in Rule 8.1;

“SEHK” means The Stock Exchange of Hong Kong Limited;

“Shareholders” means the holders of the Shares;

“Share” means a fully paid ordinary share in the capital of the Company and “new Share” means a new Share that is issued by the Company and a treasury Share, but, for the avoidance of doubt, does not include any existing Share acquired by a trustee on-market or off-market;

“Share Grant” means the grant of share awards and/or options over new Shares issued by the Company under Other Schemes;

“Stock Exchange” means a recognised stock exchange (including, for the avoidance of doubt, the Alternative Investment Market or AIM of the London Stock Exchange plc, NASDAQ Global Select Market and SEHK);

“Substantial Shareholder” has the meaning given in the Listing Rules;

“Tax Liability” means the amount of salaries or other tax and/or social security contributions for which a Member of the Group is required to account to any competent authority by virtue of or in consequence of the grant of an Option or its exercise; and

1.2          References to Enactments

Any reference in these Rules to any enactment or regulatory requirement means a reference to such enactment as amended from time to time.

1.3           References to Issue of New Shares

Any reference in these Rules to the issue of new Shares under the Scheme shall include a transfer of treasury Shares.

2              Adoption and Duration of Scheme

2.1           Duration

Subject to Rule 13, the Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be granted but the provisions of the Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior to the expiry of the 10 year period and which are at that time or become thereafter capable of exercise under the Rules, or otherwise to the extent as may be required in accordance with the provisions of the Scheme.

3              Offer and Acceptance of Grant of Options

3.1           Offer of Grant

Subject to the limits specified in Rule 8 not being exceeded and the restrictions specified in Rule 9 and any applicable regulatory and legal requirements including, if appropriate, any applicable law or regulatory requirement dealing with the offer of securities to the public and any applicable codes of conduct, the Board may offer the grant to any Eligible Person an Option to subscribe for such number of Shares at the Exercise Price in relation to such number of Options under the Scheme as the Board may determine. An Option Offer shall be made to any Eligible Person in such form as the Board may determine from time to time, specifying the number of Shares included in the Option, the Exercise Price, Option Period and other terms of the Option (as referred to in Rule 3.3).

3.2	Acceptance of Offers of Options

3.2.1	An Option Offer shall be open for acceptance in writing or by electronic communication received by such person as is designated by the Board for such period (not exceeding 60 days inclusive of, and from, the Offer Date) as the Board may determine and notify to the Eligible Persons concerned. Option Offers not accepted within this period shall be deemed to have been irrevocably declined. No Option Offer shall be open for acceptance after the expiry of the duration of the Scheme as specified in Rule 2.1 or after any person in receipt of such an Option Offer ceases to be an Eligible Person.

3.2.2	The grant of an Option shall not have effect until the duplicate letter comprising acceptance of the Option Offer duly signed by the Eligible Person is received by the Company in accordance with Rule 3.2.1 above. For the avoidance of doubt, the grant of an Option by the Company will be deemed to have occurred on the Offer Date unless otherwise declined or lapsed.

3.2.3	The Company shall issue a grant letter (which constitutes an Option Offer) to any Eligible Person who has accepted an offer in accordance with Rule 3.2.2 and if it so determines, shall do so within 7 days after the end of the period for acceptance of the offer referred to in Rule 3.2.1.

3.2.4	The Company may if it so determines (but shall not be obliged to do so) issue an Option Certificate. In the event that no Option Certificate is issued by the Company pursuant to these Rules in relation to an Option, then references in these Rules to the Option Certificate in respect of that Option shall, unless the context otherwise requires, be to the grant letter for the grant of such Option.

3.3	Terms of Options

3.3.1	Performance Conditions

The Board may in its absolute discretion make, in individual cases, the exercise of an Option conditional on the achievement of objective Performance Conditions which shall be documented in the Option Certificate. The Performance Conditions may include certain financial metrics such as (i) share price growth and total shareholder return, measured on an absolute basis and/or relative to a defined comparator group over the relevant performance period; (ii) revenue growth; (iii) other profitability measures, including net income/loss; (iv) research and development efficiency/milestones; (v) cash flow and balance sheet metrics; and (vi) such other measures as the Board considers appropriate. Subject to Rule 12.1.5, the Board may, at its sole discretion, vary, waive or amend any such Performance Condition or may impose entirely different or additional Performance Conditions to those specified in the Option Certificate, to the extent allowable under relevant law or regulatory restrictions.

3.3.2	Minimum Holding Period

The Board may, at its sole discretion, determine in relation to any grant of Options that the Option Holder shall not be entitled to dispose of or otherwise transfer the Shares issued pursuant to the exercise of any such Option for a minimum holding period specified at the time of grant and which shall be specified in the relevant Option Certificate. In such event, the exercise of such Option shall be conditional on the relevant Option Holder confirming in writing at the time of exercise that he or she continues to be bound by the said minimum holding restriction.

3.3.3	Additional Terms of Options

An Option shall be subject to such terms and conditions as may be determined by the Board at the Offer Date and specified in the Option Certificate. Such terms and conditions must not be contrary to the purpose of the Scheme. These terms and conditions may include, without limitation:

(i)	the number of Shares to which the Option relates;

(ii)	the Exercise Price per Share;

(iii)	the Offer Date of the Option;

(iv)	(if applicable) any Performance Conditions to which exercise of the Option is subject;

(v)	the period an Option must be held before it will vest;

(vi)	(if applicable) any minimum holding period of Shares issued pursuant to the exercise of the Option; and

(vii)	lapse conditions which may be different from those in Rule 6 (but not so as to extend the Option Period beyond 10 years or to provide an advantage to an Option Holder without approval of the Shareholders (where required)).

3.3.4	Minimum vesting period

The vesting period for Options may not be shorter than 12 months (other than as set out in Rule 6.5), unless otherwise determined by the Remuneration Committee in respect of an employee or director of the Company or its subsidiaries and where the grant of Options is made:

(i)	to new joiners to replace the share awards they forfeited when leaving the previous employer;

(ii)	to Option Holders whose employment, service or engagement is terminated due to death, ill health, serious injury or disability or upon the occurrence of any out of control event, where the vesting of the Options may accelerate based on the discretion of the Board (or the Remuneration Committee, as the case may be);

(iii)	with performance-based vesting conditions in lieu of time-based vesting criteria;

(iv)	later than intended due to administrative and compliance reasons, and in order to put the Option Holders in the same position as they would have been in had the grant of Options been made earlier; and

(v)	with a mixed or accelerated vesting schedule such as where the Options may vest evenly over a period of 12 months.

3.3.5	Tax Liability

It shall be a term of grant of an Option that an Option Holder shall be liable to pay to the Company or any Member of the Group an amount equal to the aggregate amount of any Tax Liability before the due date for payment of such amount by a Member of the Group. In that event that a Tax Liability becomes due on the exercise of an Option, the Option may not be exercised unless the Option Holder has either:

(i)	made a payment to the Company or relevant Member of the Group of an amount equal to such Tax Liability; or

(ii)	entered into arrangements with the Company or other Member of the Group to secure that such payment is made, whether by authorising the relevant company to procure the sale on his or her behalf of some or all of the Shares to be issued to the Option Holder on the exercise of the Option and authorising the payment to the relevant company of the relevant amount of the proceeds of sale or otherwise.

3.3.6	Board Discretion

Subject to Rule 12, the Board may at any time:

(i)	waive any provision or matter specified in an Option Certificate pursuant to this Rule 3.3; or

(ii)	vary or amend any term or condition attaching to an Option with the agreement of the Option Holder (unless otherwise permitted to do so in the Board’s sole discretion in accordance with these Rules, in which case the agreement of the Option Holder is not required), if the Board determines that circumstances exist when to do so would be consistent with the purpose of the Scheme.

3.4           Payment on Grant

Option Holders are not required to pay for the grant of any Option.

3.5          Non-transferability of Options

Except for the transmission of an Option on the death of an Option Holder to his/her personal representatives, neither the Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by any Option Holder to any other person. If an Option Holder transfers, assigns or disposes of any such Option or rights, whether voluntarily or involuntarily, then the relevant Option will immediately lapse.

4              Vesting

4.1          Rounding

The number of Shares in respect of which the Option vests on any occasion shall be rounded down to the nearest whole Share. Any fractional entitlement shall be carried forward and added to the number of Shares in respect of which the Option vests at the next available vesting date. If there is no other vesting date, then the remaining fraction will be written off and the Option Holder shall have no rights or entitlements in respect of that remaining fraction.

5	Exercise

5.1	Exercise of Options

Any Option:

5.1.1	which has vested;

5.1.2	in respect of which any conditions attaching to the Option have been satisfied or waived by the Board in its sole discretion; and

5.1.3	which has not lapsed,

may be exercised at any time, provided that the restriction in Rule 5.4 is not breached.

5.2          Manner of Exercise

An Option Holder may exercise any or all of his or her Options by notice of exercise in writing in such form as the Board may from time to time require, delivered to such person as is designated by the Board. The notice of exercise of the Option must be completed and signed by the Option Holder or by his or her appointed agent, and must be accompanied by:

5.2.1	the relevant Option Certificate or Balance Option Certificate, if any; and

5.2.2	correct payment in full of the total Exercise Price for the number of Shares being subscribed for or in respect of which the Option is exercised; or

5.2.3	a cashless exercise arrangement, whereby the Option Holder agrees, in a manner and on terms satisfactory to the Company, to: (i) authorise the Company (or a third-party appointed by the Company) to sell or otherwise dispose of such number of Shares to be issued upon exercise of the Option as is necessary to cover the total Exercise Price, applicable taxes, and any other associated costs, and/or (ii) authorise the Company, in its discretion, to withhold or not issue such number of Shares as is sufficient to satisfy the total Exercise Price, applicable taxes, and any other associated costs, with the balance of Shares to be issued to the Option Holder; and (iii) enter into any documentation or arrangements reasonably required by the Company to facilitate such sale, withholding, and settlement.

5.3           Exercise in part

Where an Option is exercised only in part the balance shall remain exercisable on the same terms as originally applied to the whole Option, and a Balance Option Certificate may, if the Board so determines (and it shall not be obliged to do so), be issued accordingly by the Company as soon as possible after the partial exercise. A Balance Option Certificate shall state the remaining number of Shares over which the Option remains capable of exercise and shall be in such form as the Board may from time to time determine.

5.4          Restrictions on Exercise

No Option may be exercised in circumstances where such exercise would, in the opinion of the Board, be in breach of applicable laws or applicable rules and regulations (including the Listing Rules).

6              Lapse and Cancellation of Options

6.1          Lapse on Expiry of Option Period

An Option will immediately lapse on the earlier of:

6.1.1	the expiry of the Option Period; or

6.1.2	the date when any circumstance referred to in Rule 3.5 occurs; or

6.1.3	subject to Rules 6.2 to 6.5 and 6.7 below, on an Option Holder ceasing to be an Eligible Person.

6.2	Lapse on Cessation of Employment for death, illness or retirement

Subject to Rule 6.3, if an Option Holder ceases to be an Eligible Employee by reason of:

6.2.1	the Option Holder’s death; or

6.2.2	the Option Holder’s serious illness or injury which, in the opinion of the Board, renders the Option Holder concerned unfit to perform the duties of his or her employment and which, in the normal course, would render the Option Holder unfit to continue performing the duties under his or her Contract for the following 12 months provided such illness or injury is not self-inflicted or as a result of alcohol or drug abuse; or

6.2.3	the Option Holder’s retirement on reaching the applicable retirement age in accordance with the terms of an Option Holder’s Contract or applicable company policy (if any); or

6.2.4	the Option Holder’s early retirement by agreement with the Option Holder’s Employer,

then, subject to Rule 5.4, any outstanding Option Offer which has not been accepted under Rule 3.2 and any unvested Option will immediately lapse and the Option Holder or his or her personal representatives (if appropriate) may (subject to Rules 6.1.1 and 6.1.2) exercise all his or her vested Options as at the date of cessation of employment or directorship and within a period of twelve months thereafter or such longer period as the Board may determine. Any vested Option not exercised prior to the expiry of the above-mentioned period shall lapse.

6.3           Lapse on termination for cause

If the Board determines that any Option Holder (including an Option Holder who has ceased to be an Eligible Employee in circumstances such that his or her Options continue to subsist in accordance with Rule 6.2 or 6.4) is guilty of any misconduct or any other conduct which would justify the termination by the Employer of his or her Contract or appointment for cause (or, in the case of an Option Holder who has ceased to be an Eligible Employee, would have justified the termination of his or her Contract or appointment for cause but which does not become known to the Company until after he or she has ceased employment or appointment with the Employer), then any Option (whether vested or unvested) held by the Option Holder shall immediately lapse (unless the Board resolves otherwise in its absolute discretion).

6.4           Lapse on Cessation of Employment for any other reason

Subject to Rule 6.3, if an Option Holder ceases to be an Eligible Employee for any reason other than those set out in Rule 6.2, then, subject to Rule 5.4, any outstanding Option Offer which has not been accepted under Rule 3.2 and any unvested Option will immediately lapse and the Option Holder or his or her personal representatives (if appropriate) may (subject to Rules 6.1.1 and 6.1.2) exercise all his or her vested Options as at the date of cessation of the employment or directorship within a period of 30 days thereafter or such longer period as the Board may determine. Any vested Option not exercised prior to the expiry of the above-mentioned period shall immediately lapse.

For the purposes of this Rule  6.4, an Option Holder will not be treated as ceasing to be an Eligible Employee if he or she is re-employed by a Member of the Group within seven days. He or she will also not be treated as ceasing to be an Eligible Employee unless he or she ceases to be an employee of any Member of the Group.

6.5	Lapse on a General Offer

6.5.1	If a general or partial offer, whether by way of take-over offer, share repurchase offer, or scheme of arrangement or otherwise in like manner is made to all Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person associated with or acting in concert with the offeror), the Company shall use all reasonable endeavours to procure that such offer is extended to all the Option Holders on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the Options granted to them (whether at the time vested or unvested), Shareholders. If such offer becomes or is declared unconditional or such scheme of arrangement has been approved by the necessary number of Shareholders at the requisite meeting(s) prior to the expiry of the Option Period the Option Holder shall, notwithstanding any other terms on which his or her Options were granted (provided that the Board may in its sole and absolute discretion require that any Performance Condition must first be satisfied), be entitled to exercise his or her vested and unvested Options at any time up until:

(i)	the close of such offer (or any revised offer); or

(ii)	the record date for entitlements under a scheme of arrangement,

as applicable (“Closing Date”). The Options will immediately lapse on the Closing Date.

6.6          Lapse on Winding-up

If notice is duly given of a resolution for the voluntary winding-up of the Company, vested Options may (subject to Rule 5.4 and Rule 6.1) be exercised prior to the date of the resolution. The Option Holders who have so exercised the vested Options shall accordingly be entitled, in respect of the Shares falling to be allotted and issued upon the exercise of his or her Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Shares in issue on the day prior to the date of such resolutions.

6.7          Lapse in Other Circumstances

In relation to any Option Holder who is not an Eligible Employee, the Board may specify at the Offer Date any circumstances in which the Option may lapse.

6.8          Cancellation of Options

Notwithstanding any other provision in the Scheme (except for Rule 12), the Board may cancel any Option previously granted but which have not yet been exercised by an Option Holder. Unless the Option Holder otherwise agrees, the Board may only cancel an Option if, at the election of the Board:

6.8.1	the Company pays to the Option Holder an amount equal to the Market Value of the Shares underlying the Option at the date of cancellation as determined by the Board (less the payment of the applicable Exercise Price), after consultation with the Auditors or an independent financial adviser appointed by the Board; or

6.8.2	the Board offers to grant to the Option Holder replacement Options (or Share Grants under any Other Scheme) of equivalent value to the Options to be cancelled as determined by the Board, after consultation with the Auditors or an independent financial adviser appointed by the Board, provided that the grant of such replacement Options (or Share Grants under any Other Scheme) shall not cause the limits set out in Rule 8 to be breached; or

6.8.3	the Board makes such arrangements as the Option Holder may agree to compensate him or her for the cancellation of the Option.

7	Shares

7.1	Issue of Shares

Upon the exercise of an Option by an Option Holder, the Company will allot and issue the relevant number of Shares to the Option Holder as soon as reasonably practicable (and, unless otherwise agreed between the Company and the Option Holder, within 28 Business Days after the date on which (i) correct payment in full of the Exercise Price is received by the Company) or (ii) arrangements for a cashless exercise have been made in accordance with Rule 5.2.3.

7.2          Rights

No dividends (including distributions made upon the liquidation of the Company) will be payable and no voting rights will be exercisable in relation to an Option. No Option Holder shall enjoy any of the rights of a Shareholder by virtue of the grant of an Option unless and until the Shares underlying the Option are actually issued to the Option Holder pursuant to the exercise of such Option. Shares issued on the exercise of an Option will rank equally in all respects with the Shares in issue on the date of exercise. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of exercise.

7.3          Consents

All allotments, issues and transfers of Shares or grant or exercise of Options will be subject to any necessary consents, registrations and/or filings under any relevant enactments or regulations for the time being in force under any relevant local legislation or regulations. The Option Holder will co-operate with the Company where necessary in complying with any requirements to be fulfilled in order to obtain (or avoid the necessity for) any such consent, registration and/or filing.

7.4          Articles of Association

Any Shares issued and allotted on the exercise of Options will be subject to the articles of association of the Company as amended from time to time.

8              Maximum Number of Shares Subject to the Scheme

8.1          Scheme Limit

Subject to Rule 8.2 and Rule 8.3, the total number of new Shares which may be issued by the Company upon the exercise of all Options granted under the Scheme and the vesting or exercise of all Share Grants made under any Other Scheme must not in aggregate exceed (a) 5% of the Shares in issue (excluding treasury Shares) as at the Adoption Date, or (b) 5% of the Shares in issue (excluding treasury Shares) as at the New Approval Date (the “Scheme Limit”). Options under the Scheme and Share Grants made under any Other Scheme which have lapsed or have been cashed out in accordance with the terms of the relevant scheme will not be counted for the purpose of calculating the Scheme Limit.

8.2           Refreshing the Scheme Limit

The Board may, with the approval of (a) the Shareholders in the general meeting and (b) the shareholders of the Listed Parent(s) in general meeting if required to do so under the Listing Rules, “refresh” the Scheme Limit under Rule 8.1 (a) every three years or (b) within a three year period with the relevant persons specified in the Listing Rules as required to abstain from voting on the relevant resolution having so abstained and in each case, subject to the requirements of the Listing Rules. In any event, the total number of new Shares which may be issued in respect of Options which may be granted under the Scheme and Share Grants which may be granted under any Other Scheme under the limit as “refreshed” shall not exceed 10% of the Shares in issue (excluding treasury Shares) at the date on which Shareholders approve the “refreshed” limit or (if later) the date on which shareholders of the Listed Parent(s) approve the “refreshed” limit (where applicable) (the “New Approval Date”). For the avoidance of doubt, subject to the Listing Rules, (a) Shares in respect of Options granted pursuant to the Scheme or Share Grants granted pursuant to Other Schemes prior to the New Approval Date and (b) treasury Shares (if any) will not be counted for the purpose of calculating the maximum aggregate number of new Shares in respect of which Options may be granted under the Scheme following the New Approval Date under the limit as “refreshed”.

8.3          Exceeding the Scheme Limit

The Board may grant Options to any Eligible Person specifically identified by it which would cause the Scheme Limit under Rule 8.1 (including, for the avoidance of doubt, any such limit as “refreshed” under Rule 8.2) to be exceeded, provided that (a) the approval of the Shareholders is obtained in general meeting (and by the shareholders of the Listed Parent(s), if required under the Listing Rules); (b) the Company has, in connection with the seeking of such separate Shareholders’ approval, first sent a circular to Shareholders containing such information as may be required by the Listing Rules; and (c) subject always to Rule 8.4 and Rule 9.

8.4	Individual Limit

8.4.1	Subject to Rule 8.4.2 (and subject always to Rule 9), the Board shall not grant any Options (the “Relevant Options”) to any Eligible Person which, if exercised, would result in such Eligible Person becoming entitled to subscribe for such number of new Shares as, when aggregated with the total number of new Shares already issued or to be issued to him or her under all Options and Share Grants (including vested, exercised and outstanding Options and Share Grants under the relevant scheme) granted to him or her under the Scheme or any Other Scheme in the 12-month period up to and including the Offer Date of the Relevant Options, exceeds 1% of the Shares in issue (excluding treasury Shares) at such date.

For the avoidance of doubt, Options and Share Grants which have lapsed or have been cashed out in accordance with the provisions of the Scheme or any Other Scheme shall not be counted toward the limit set out in this Rule 8.4.1.

8.4.2	Notwithstanding Rule 8.4.1, the Board may grant Options to any Eligible Person which would cause the limit under Rule 8.4.1 in relation to such Eligible Person to be exceeded, but only with the separate approval of the Shareholders in general meeting (with such Eligible Person and his or her Close Associates (or Associates if such Eligible Person is a Connected Person) abstaining from voting) and subject to compliance with the Listing Rules. The Company shall also send a circular to its Shareholders containing such information as may be required by the Listing Rules.

9	Restrictions on Grants

9.1	Restriction on Grants to Individuals

9.1.1	Each grant of Options to a member of the Board, chief executive officer or Substantial Shareholder, or any of their respective Associates under the Scheme must be approved by the Independent Non-Executive Directors of the Company.

9.1.2	Where any grant of Options to a Substantial Shareholder or any of his or her Associates would result in the new Shares issued and to be issued in respect of all Options and Share Grants granted pursuant to the Scheme and any Other Schemes (excluding any Options and Share Grants lapsed or cashed out in accordance with the terms of the Scheme or any Other Schemes) to such person in the 12-month period up to and including the Offer Date representing in aggregate over 0.1% of the Shares in issue (excluding treasury Shares), such further grant of Options will be subject to the issue of a circular by the Company and must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

9.2	Restriction on the Time of Grant of Options

9.2.1	A grant of Options may not be made at any time when the Company is in possession of price sensitive information or it is reasonably probable that such price sensitive information will be required to be announced in accordance with applicable regulatory requirements, until (and including) the Dealing Day after such announcement has been made. In particular, a grant may not be made to any Participant during the period commencing two weeks immediately preceding the:

(i)	end of the Company’s annual fiscal period and ending after the second full trading day following publication of the Company’s preliminary results announcement; and

(ii)	end of the Company’s interim fiscal period and ending after the second full trading day following publication of the Company’s interim results announcement.

9.2.2	If the Company ceases to be listed on the NASDAQ Global Select Market, Rule 9.2.1 shall not apply and the blackout period applicable to grants of Options shall be the stricter of the applicable requirements under:

(i)	the Listing Rules and the Model Code; and

(ii)	the UK Market Abuse Regulation (UK MAR) for so long as the Shares are listed on the London Stock Exchange plc as may be in force from time to time.

10            Reorganisation of Capital Structure

10.1        Adjustments

Subject to Rule 10.2 below, in the event of any alteration in the capital structure of the Company whilst any Option remains outstanding, whether by way of capitalisation issue, rights issue, consolidation or subdivision of Shares or reduction of the share capital of the Company in accordance with applicable laws and regulatory requirements (other than an issue of any share capital in satisfaction of a dividend in accordance with applicable laws or an issue of Shares as consideration in respect of a transaction to which the Company is a party), such corresponding adjustments (if any) shall be made to:

10.1.1	the number of Shares underlying an Option (insofar as it is unexercised); and/or

10.1.2	the price at which the Options are exercisable,

as the Auditors or independent financial adviser appointed by the Board shall certify in writing to the Board to be in their opinion fair and reasonable.

10.2        Adjustment of Limits

The maximum number of new Shares which may be issued under the Scheme and/or the individual limits referred to in Rules 8.1, 8.4 and 9.1.2 will be adjusted, in such manner as the Auditors or independent financial adviser appointed by the Board shall certify in writing to the Board to be fair and reasonable, in the event of any alteration in the capital structure of the Company whether by way of capitalisation issue, rights issue of Shares, consolidation or subdivision of Shares or reduction of the share capital of the Company provided that no such adjustment shall be made in the event of an issue of Shares as consideration in respect of a transaction to which the Company is a party or an issue of any share capital in satisfaction of a dividend in accordance with applicable laws.

10.3        Conditions Governing Adjustment

Any adjustment under Rule 10.1 will be made, to the extent practicable, in accordance with the following:

10.3.1	Any such adjustment shall be made on the basis that the proportion of the issued share capital of the Company to which an Option Holder is entitled after such adjustment shall remain the same, rounded to the nearest whole Share, as that to which he or she was entitled before such adjustment;

10.3.2	No such adjustment shall be made the effect of which would be to enable any Share to be issued at less than its nominal value, or to increase the proportion of the issued share capital of the Company for which any Option Holder would have been entitled to subscribe had he or she exercised all the Options held by him or her immediately prior to such adjustment; and

10.3.3	If applicable, the Auditors or independent financial adviser appointed by the Board (as appropriate) must confirm to the Board in writing that the adjustment satisfies the relevant requirements under the Listing Rules, except where such adjustment is made on a capitalisation issue.

10.4	Capacity of Auditors or Independent Financial Advisers

The capacity of the Auditors or financial advisers in this Rule 10 is that of experts and not of arbitrators and their certification shall be final and binding on the Company and the Option Holder(s) in the absence of fraud or manifest error. The costs of the Auditors or independent financial advisers shall be borne by the Company.

10.5        Notification of Adjustment

The Company will notify an Option Holder of any adjustments made in accordance with this Rule 10.

10.6        No limitation on power of Company

Subject to the provisions of this Rule  10, the existence of any Option shall not affect in any way the right or power of the Company or its Shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s capital structure, or any merger or consolidation of the Company, or any issue of shares, bonds, debentures, preferred or prior preference stocks or other instrument ranking ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of the assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11	Clawback

Options granted under the Scheme are subject to the provisions of the clawback policy adopted by the Company, as may be amended from time to time.

12	Amendment

12.1	Amendments to the Scheme

12.1.1	Subject to the provisions of this Rule 12, the Board may amend any of the provisions of the Scheme (including, without limitation, amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any or be exempt from restrictions imposed by the provisions of the Scheme) at any time, including but not limited to the method by which an Eligible Person accepts the Option Offer, the method by which an Option may be exercised, and such other amendments to benefit the administration of the Scheme.

12.1.2	Subject to the provisions of this Rule 12, the Board may in its absolute discretion provide that any amendment to the provisions of the Scheme shall apply only to particular Members of the Group which the Board specifies in writing.

12.1.3	The Shareholders in general meeting must approve in advance by ordinary resolution any proposed amendment of the following to the advantage of Eligible Persons or Option Holders:

(i)	the purpose of the Scheme;

(ii)	the definitions of “Eligible Employee” or “Eligible Person” in Rule 1 and the basis of determining the eligibility of “Eligible Person”;

(iii)	the limitations on the total number of new Shares which may be issued upon exercise of all Options to be granted under the Scheme as provided for in Rules 8.1, 8.2, 8.3 and 9.1;

(iv)	the maximum entitlement of each Eligible Person under the Scheme as provided in Rules 8.4 and 9.1;

(v)	the definition of “Option Period” in Rule 1;

(vi)	the terms of Rules 3.3.1 and 3.3.4;

(vii)	the terms of Rule 3.4 regarding payment on grant;

(viii)	the basis of determination of the Exercise Price under the Scheme;

(ix)	the voting, dividend, transfer and other rights, including those arising on liquidation of the Company attaching to the Options (if applicable) and the Shares falling to be issued upon exercise of the Options;

(x)	the duration of the Scheme under Rule 2.1;

(xi)	the circumstances under which Options automatically lapse under Rules 6.1, 6.2, 6.3, 6.4, 6.5, 6.6 and 6.7;

(xii)	the adjustment provisions applicable in the event of a capitalisation issue, rights issue, subdivision or consolidation of Shares or reduction or any other variation of the share capital of the Company under Rules 10.1, 10.3 and 10.4;

(xiii)	the cancellation of Options under Rule 6.8;

(xiv)	the treatment of Options on termination of the Scheme under Rule 13;

(xv)	the restriction on the transfer of Options under Rule 3.5;

(xvi)	the terms of this Rule 12; or

(xvii)	the malus and clawback of Options under Rule 11.

12.1.4	Any amendment to the terms and conditions of these Rules which are of a material nature may only be made with the approval of the Shareholders save where the amendments take effect automatically under these Rules. The Board’s determination as to whether any proposed alteration to the terms and conditions of the Scheme is material shall be conclusive.

12.1.5	Any amendments to the Scheme which require the approval of the Shareholders in a general meeting will also require the approval of the shareholders of the Listed Parent(s) (if required under the Listing Rules) in general meeting, such approval to be obtained as nearly simultaneously with the approval of the Shareholders as may be reasonably practicable.

12.2	Amendments to Terms of Options

12.2.1	Any material amendments to the terms and conditions of any Options granted under the Scheme may only be made with the approval of the Shareholders in general meeting. Any changes to the terms of Options granted to an Eligible Person must be approved by the Board, the Remuneration Committee, the Independent Non-executive Directors of the Company and/or Shareholders in general meeting (as the case may be) if the initial grant of the Options was approved by the Board, the Remuneration Committee, the Independent Non-executive Directors of the Company and/or Shareholders in general meeting (as the case may be) save where the amendments take effect automatically under these Rules. The Board’s determination as to whether any proposed alteration to the terms and conditions of the Scheme is material shall be conclusive.

12.2.2	Where the terms and conditions of Options granted to an Eligible Person who is a Substantial Shareholder of the Company, or any of his or her Associates, are to be amended, the resolution of the Shareholders to approve the amendment is required save where the amendments take effect automatically under these Rules.

12.2.3	Where the Company has one or more Listed Parent(s), any amendment under Rule 12.2.1 or 12.2.2 may only be made with the approval of the shareholders of the Listed Parent(s) in general meeting, such approval to be obtained as nearly simultaneously with the approval of the Shareholders as referred to in Rule 12.2.1 or 12.2.2 as may be reasonably practicable.

12.2.4	The amended terms and conditions of the Scheme and the Options and any variation or waiver of any provision of or pursuant to these Rules shall comply with the Listing Rules, including in particular Chapter 17 of the Listing Rules and all applicable laws, rules and regulations.

12.3	Authority of the Board

12.3.1	Any change to the authority of the Board in relation to any amendment of these Rules may only be made with the approval of the Shareholders in general meeting.

12.3.2	When the Company has one or more Listed Parent(s), any amendment which requires the approval of the Shareholders under Rule 12.3.1 may only be made with the approval of the shareholders of the Listed Parent(s) in general meeting, such approval to be obtained as nearly simultaneously with the approval of the Shareholders as referred to in Rule 12.3.1 as may be reasonably practicable.

13	Termination and Suspension

13.1	Termination by Board

The Board may terminate the Scheme at any time by resolving that no further Options shall be granted under the Scheme. If the Board decides to terminate the Scheme under this Rule 13.1, then no new Options Offers under the Scheme will be made and the Board may determine whether Options which have been previously granted but not yet exercised shall either:

13.1.1	continue to be subject to these Rules (which shall remain in full force and effect to the extent necessary to give effect to such Options); or

13.1.2	be cancelled in accordance with Rule 6.8.

13.2	Automatic Termination

The Scheme will terminate automatically in accordance with Rule 2.1 at midnight on the day immediately before the 10th anniversary of the Adoption Date on expiry of the duration of the Scheme as provided for in Rule 2.

13.3        Termination by the Shareholders

The Scheme may be terminated at any time with the approval of the Shareholders. Following the termination of the Scheme under this Rule 13.3:

13.3.1	no new Option Offers under the Scheme will be made; and

13.3.2	Options which have been previously granted but not yet exercised shall continue to be valid and exercisable in accordance with these Rules unless otherwise cancelled in accordance with Rule 6.8.

13.4	Suspension

The Board may in the event of specific and unusual circumstances (including but not limited to capital operations requiring adjustment or redefinition of the share capital of the Company or significant negative variations in the profit and loss statement or balance sheet of the Company) at any time suspend the exercise of outstanding Options to the extent not contrary to relevant law. Each suspension(s) shall not be for more than three months and shall not exceed twelve months in total. The Board shall give at least eight days written notice to the Option Holders specifying the starting date of suspension, its duration and the expected date of resumption of the relevant suspended rights.

14	Disputes

Any dispute arising in connection with the Scheme shall be referred to the decision of the Board in the first instance, which decision shall, in the absence of manifest error, be final and binding on the Company and the Option Holder. Should the Board, in its sole discretion, decide, any dispute referred to it may subsequently be referred to the decision of the Auditors who shall then act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and binding on the Company, the Option Holder. In such cases, the costs of the Auditors shall be shared equally between the Company and the relevant Option Holder.

15	General

15.1	Notices

15.1.1	Any notice or other document which has to be given to an Eligible Person or Option Holder under or in connection with the Scheme may be delivered to the Eligible Person or Option Holder or sent by post or facsimile transmission or e-mail to him/her at his/her home postal address, home or work e-mail address or facsimile number according to the records of his/her Employer company or such other address as the Company reasonably considers appropriate.

15.1.2	Any notice or other document which has to be given to the Company under or in connection with the Scheme may be marked or addressed for the attention of the Company’s HR director (or such other person notified to the Option Holders from time to time as responsible for the administration of the Scheme) and:

(i)	delivered by hand to it at its registered office (or such other place as the Board may from time to time decide and notify to Option Holders); or

(ii)	sent by registered mail return receipt requested to it at its registered office (or such other place as the Board may from time to time decide and notify to Option Holders).

15.1.3	Notices sent by registered mail shall be pre-paid and shall be deemed to have been received on the date indicated in the return receipt.

15.2        Availability of Shares

Subject to the Shareholders approving in general meeting any necessary increase in the authorised share capital of the Company, the Board will keep available sufficient authorised but unissued Shares for the purpose of allotting Shares on the exercise of any Options.

15.3	Administration

15.3.1	The responsibility for administration of the Scheme shall rest with the Board or a duly constituted committee of the Board.

15.3.2	In addition, the Board may appoint an administrator or administrators in relation to the Scheme (or certain aspects thereof) on such terms as the Board may determine.

15.3.3	The decision of the Board on the interpretation of the Rules or as to whether any circumstances exist which may affect the treatment of any Option or any Option Holder under these Rules or in any dispute relating to any Option or matter relating to the Scheme will be final and binding (in the absence of manifest error).

15.3.4	The Board may establish such guidelines or rules for the administration of the Scheme as it may from time to time determine are appropriate provided such rules or guidelines are consistent with the Rules of the Scheme. In case of any inconsistency between the Rules of the Scheme and any guidelines or rules set out by the Board, the former shall prevail. The Board may, in its absolute discretion, set out different guidelines or rules for the administration of the Scheme to apply to particular groups of Eligible Persons and/or to particular Members of the Group.

15.3.5	The Board shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the vesting of Options and the related registration, recording and reporting matters to ensure that the Option Holders and the Company can comply with all applicable securities, foreign exchange and tax regulations of all relevant jurisdictions. Each Option Holder shall authorise the Company to establish all necessary brokerage and other accounts on the Option Holder’s behalf and shall provide to the Company such information as the Board deems necessary in connection with the Company’s and the Option Holder’s compliance with the foregoing obligations.

15.4	Terms of Employment

15.4.1	For the purposes of this Rule 15.4, “Employee” means any Option Holder, any Eligible Employee or any other Eligible Person.

15.4.2	This Rule 15.4 applies:

(i)	whether the Company or the Board has full discretion in the operation of the Scheme, or whether the Company or the Board could be regarded as being subject to any obligations in the operation of the Scheme;

(ii)	during an Employee’s employment or employment relationship; and

(iii)	after the termination of an Employee’s employment or employment relationship (whether the termination is lawful or unlawful).

15.4.3	Nothing in the Rules or the operation of the Scheme forms part of the Contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Scheme. Participation in the Scheme does not create any right to, or expectation of, continued employment or a continued employment relationship.

15.4.4	The grant of Options on a particular basis in any year does not create any right to or expectation of the grant of Options on the same basis, or at all, in any future year.

15.4.5	No Employee is entitled to participate in the Scheme, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Scheme does not imply any right to participate, or to be considered for participation, in any later operation of the Scheme.

15.4.6	Without prejudice to an Employee’s right to exercise an Option subject to and in accordance with the express terms of the Rules, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Option. Any and all discretions, decisions or omissions relating to the Option may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of trust or any implied term between the Employee and his or her Employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this Rule 15.4.6.

15.4.7	No Employee has any right to compensation for any loss in relation to the Scheme, including:

(i)	any loss or reduction of any rights or expectations under the Scheme in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to an Option or to the Scheme, or any failure to exercise a discretion or take a decision; or

(iii)	the operation, suspension, termination or amendment of the Scheme.

15.4.8	Participation in the Scheme is permitted only on the basis that the participant accepts all the provisions of the Rules, including in particular this Rule 15.4.8. By participating in the Scheme, an Employee waives all rights under the Scheme, other than the right to exercise an Option subject to and in accordance with the express terms of the Rules, in consideration for, and as a condition of, the grant of an Option under the Scheme.

15.4.9	Nothing in the Scheme confers any benefit, right or expectation on a person who is not an Employee.

15.4.10	Each of the provisions of this Rule 15.4 is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these Rules and, to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

Any person who ceased to be an employee of any Member of the Group because of lawful dismissal or termination of employment or who is under notice of such lawful dismissal or termination of employment will in no circumstances be entitled to claim any compensation in respect of the operation of the Scheme (except as expressly provided for under the Scheme).

15.5	Warning

15.5.1	The Scheme (and other documents relating to the Scheme) does not constitute an offer or invitation to the public within the meaning of the Companies (WUMP) Ordinance or the Securities and Futures Ordinance. Shares offered in relation to the Scheme (and any such documents) may not be offered or sold in Hong Kong by means of any document, except in circumstances which do not result in the document being a “prospectus” as defined in the Companies (WUMP) Ordinance or which do not constitute an offer to the public within the meaning of that Ordinance.

15.5.2	No person may issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to Shares offered in relation to the Scheme, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong.

15.6        Replacement Option Certificates

If any Option Certificate is worn out, defaced or lost, the Company may, if the Company so determines (but shall not be obliged to), replace it and may impose such conditions as it wishes to set concerning the surrender, continued validity or any other matter relevant to the original certificate being replaced provided such conditions are reasonable in the circumstances. If an Option is exercised in part, and the balance remains exercisable, the Board may (but shall not be obliged to) provide the Option Holder with a Balance Option Certificate.

15.7        Withholding

The Employer may withhold any amount and make any such arrangements, including the sale of any Shares on behalf of an Option Holder, as it considers necessary to meet any liability to taxation or social security contributions in respect of any Option granted to the Option Holder pursuant to the Scheme. These arrangements may include the sale of any Shares on behalf of an Option Holder by the Company or a third party appointed by the Company, unless the Option Holder discharges the liability himself or herself.

15.8        General Notices

The Option Holder shall be entitled to receive copies of all notices and other documents sent by the Company to Shareholders generally.

15.9        Taxation

Each Option Holder shall pay all taxes and discharge all other liabilities to which he or she may become subject as a result of his or her participation in the Scheme, the receipt of or the exercise of any Option and/or the receipt of the Shares.

15.10     Costs

The Company will pay the costs of establishing and administering the Scheme.

15.11     Validity

If any provision of the Scheme or its application to any person or in any circumstances is illegal, invalid or unenforceable to any extent, such illegality, invalidity or unenforceability shall not prejudice the effectiveness of the remainder of the Scheme or the application of such provision to other persons or in other circumstances and each other provision of the Scheme shall be legal, valid and enforceable to the fullest extent permitted by law.

15.12     Approval of Holding Company

Where any matters under the Scheme require the approval of the Independent Non-Executive Directors of the Company or the Shareholders, the approval of the Independent Non-Executive Directors of the Company or the shareholders of the Listed Parent(s) (if any) must also be obtained where such approval is required under Chapter 17 of the Listing Rules.

16	Data Protection

By participating in the Scheme, the Option Holder consents to the holding and processing of personal data provided by the Option Holder to the Company for all purposes relating to the operation of the Scheme. These include, but are not limited to:

16.1.1	administering and maintaining Option Holder records;

16.1.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Scheme;

16.1.3	providing information to future purchasers of the Company or the business in which the Option Holder works;

transferring information about the Option Holder to a country or territory outside the jurisdiction in which the Option Holder’s employment is based.

17	Governing Law

The laws of Hong Kong govern the Scheme and all Options and their construction. The Company, each Member of the Group and each Option Holder must submit to the exclusive jurisdiction of the Hong Kong Courts in all matters relating to the Scheme and any Option.